UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   TRANSIER, WILLIAM L.
   2423 LOCKE LANE


   HOUSTON, TX  77019
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
   02/16/98
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. Vice President and Chief
   Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     3,000          D  Direct
Common Stock                                                                                  (a)7,856          I  401(k) Plan
Common Stock                                                                                  (b)1,251          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $23.7500                                                                                05/14/06
to buy)
Non-Qualified Stock Option     $18.8125        07/15/97       A         40,000                            (1)          05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $23.7500                                                                                05/14/06
(right to buy)
Phantom Stock Units (2)                        01/01/97       A         237
Phantom Stock Units (2)                        01/15/97       A         68
Phantom Stock Units (2)                        01/31/97       A         69
Phantom Stock Units (2)                        02/15/97       A         73
Phantom Stock Units (2)                        02/28/97       A         76
Phantom Stock Units (2)                        03/15/97       A         80
Phantom Stock Units (2)                        03/31/97       A         82
Phantom Stock Units (2)                        04/15/97       A         83
Phantom Stock Units (2)                        04/30/97       A         89
Phantom Stock Units (2)                        05/15/97       A         50
Phantom Stock Units (2)                        05/31/97       A         49
Phantom Stock Units (2)                        06/15/97       A         48
Phantom Stock Units (2)                        06/30/97       A         48
Phantom Stock Units (2)                        07/15/97       A         48
Phantom Stock Units (2)                        07/31/97       A         45
Phantom Stock Units (2)                        08/15/97       A         54
Phantom Stock Units (2)                        08/31/97       A         67
Phantom Stock Units (2)                        09/15/97       A         64
Phantom Stock Units (2)                        09/30/97       A         62
Phantom Stock Units (2)                        10/15/97       A         59
Phantom Stock Units (2)                        10/31/97       A         58
Phantom Stock Units (2)                        11/15/97       A         62
Phantom Stock Units (2)                        11/30/97       A         65
Phantom Stock Units (2)                        12/15/97       A         68
Phantom Stock Units (2)                        12/31/97       A         72

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Incentive Stock Option (right            Common Stock                   16,800                    16,800        D   Direct
to buy)
Non-Qualified Stock Option     07/15/97  Common Stock                   40,000                    40,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   30,000                    30,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   43,200                    43,200        D   Direct
(right to buy)
Phantom Stock Units (2)        01/01/97  Common Stock                   237                                     D   Direct
Phantom Stock Units (2)        01/15/97  Common Stock                   68                                      D   Direct
Phantom Stock Units (2)        01/31/97  Common Stock                   69                                      D   Direct
Phantom Stock Units (2)        02/15/97  Common Stock                   73                                      D   Direct
Phantom Stock Units (2)        02/28/97  Common Stock                   76                                      D   Direct
Phantom Stock Units (2)        03/15/97  Common Stock                   80                                      D   Direct
Phantom Stock Units (2)        03/31/97  Common Stock                   82                                      D   Direct
Phantom Stock Units (2)        04/15/97  Common Stock                   83                                      D   Direct
Phantom Stock Units (2)        04/30/97  Common Stock                   89                                      D   Direct
Phantom Stock Units (2)        05/15/97  Common Stock                   50                                      D   Direct
Phantom Stock Units (2)        05/31/97  Common Stock                   49                                      D   Direct
Phantom Stock Units (2)        06/15/97  Common Stock                   48                                      D   Direct
Phantom Stock Units (2)        06/30/97  Common Stock                   48                                      D   Direct
Phantom Stock Units (2)        07/15/97  Common Stock                   48                                      D   Direct
Phantom Stock Units (2)        07/31/97  Common Stock                   45                                      D   Direct
Phantom Stock Units (2)        08/15/97  Common Stock                   54                                      D   Direct
Phantom Stock Units (2)        08/31/97  Common Stock                   67                                      D   Direct
Phantom Stock Units (2)        09/15/97  Common Stock                   64                                      D   Direct
Phantom Stock Units (2)        09/30/97  Common Stock                   62                                      D   Direct
Phantom Stock Units (2)        10/15/97  Common Stock                   59                                      D   Direct
Phantom Stock Units (2)        10/31/97  Common Stock                   58                                      D   Direct
Phantom Stock Units (2)        11/15/97  Common Stock                   62                                      D   Direct
Phantom Stock Units (2)        11/30/97  Common Stock                   65                                      D   Direct
Phantom Stock Units (2)        12/15/97  Common Stock                   68                                      D   Direct
Phantom Stock Units (2)        12/31/97  Common Stock                   72                        3,347         D   Direct

Explanation of Responses:

(1)
The option, which represents a right-to-buy, vests in four equal annual installments beginning one year from date of grant.
(2)
1-for-1
(a)
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1997.
(b)
To update ESOP information previously provided to reflect 12/31/97 share information.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez/POA
    For: William L. Transier
DATE